713.332.8475 (Direct)
terry.sanford@carriageservices.com
April 6, 2010
Via Electronic Filing: Label: Corresp
Ms. Celeste M. Murphy
Legal Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Carriage Services, Inc. Form S-8 Filed October 9, 2009 File No. 333-162408
Dear Ms. Murphy:
On behalf of Carriage Services, Inc. (which is referred to as “we”, “our” or the “Company”), we are responding to questions you posed to the Company’s outside legal counsel, Bryce D. Linsenmayer of Haynes and Boone, LLP, on March 26, 2010, regarding our inadvertent failure to timely file a registration statement on Form S-8 with respect to the issuance of shares of our common stock purchased by participants in the Carriage Services 2007 Employee Stock Purchase Plan (“ESPP”). Specifically, you asked (a) whether our principal outside accountant, KPMG LLP (“KPMG”), was aware of such failure when it issued its Report of Independent Registered Public Accounting Firm dated March 5, 2010 (the “Report”) on the Company’s internal control over financial reporting, set forth on page 66 of the Company’s Form 10-K for the year ended December 31, 2009 (the “Form 10-K) and (b) for additional information regarding the process we undertook to ensure that (i) our disclosure controls and procedures are
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Ms. Celeste M. Murphy
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
April 6, 2010

effective to ensure compliance with our reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) there are no material weaknesses in our internal control over financial reporting.
(a) Awareness of KPMG Regarding Failure to Timely File the Form S-8 for the ESPP.
We confirm that KPMG was aware of our inadvertent failure to file the Form S-8 for the ESPP when it issued the Report, and KPMG agrees that our current disclosure and financial reporting controls are effective. As part of its audit procedures, KPMG attends all meetings of our Audit Committee of the Board of Directors and reviews the minutes of all meetings of the Board of Directors and other Committees thereof. KPMG reviewed our disclosure in the Form 10-K regarding our failure to file the Form S-8 for the ESPP and concluded that the liability potentially associated with this issue was not material to the Company. Furthermore, our inadvertent failure to file the Form S-8 for the ESPP did not prevent KPMG from expressing in the Report an unqualified opinion on the effectiveness of our internal control over financial reporting.
(b) Process Undertaken to Ensure Effectiveness of Disclosure Controls and Procedures.
We have reviewed all of our previous filings to ensure (i) our compliance with our reporting obligations under the Exchange Act and (ii) that registration statements (whether on Forms S-1, S-3, S-4, S-8 or otherwise) were on file with the Securities and Exchange Commission (“SEC”) for all publicly traded securities issued or issuable by the Company, including securities issued or issuable under equity incentive plans of the Company other than EPP. In addition, we also confirmed that we have timely filed, and retained for our records, originals of all of the certifications filed as exhibits to our quarterly reports on Form 10-Q and annual reports on Form 10-K prior to the date of this letter, which we have shared with KPMG. We also discussed our internal processes with KPMG and have agreed with KPMG that it will not sign off on its audit opinions without signatures from authorized officers of the Company on all required sections of our financial reports and related documents. In addition, we have reviewed all of our current

Ms. Celeste M. Murphy
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
April 6, 2010

internal control processes and procedures to assure that the failure to file the S-8 with regard to the ESPP would not have occurred had the current procedures been in place.
In connection with our correspondence, we acknowledge that:
•	We are responsible for the timeliness, adequacy and accuracy of our filings and the disclosure in our filings;

•	Staff comments or changes in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
In addition, please note that the submission of this correspondence is without prejudice to, and with full reservation of, all privileges, rights, and protections that may apply, including the attorney-client privilege and work product doctrine.
Please do not hesitate to contact me at 713.332.8475 if you should have any questions or comments with regard to these responses.

Very truly yours,
By:	/s/ Terry E. Sanford
Terry E. Sanford
Executive Vice President and Chief Financial Officer

cc:	Mr. Vincent D. Foster, Chairman of the Audit Committee
Mr. Melvin C. Payne, Chief Executive Officer
Mr. J. Bradley Green, Executive Vice President and General Counsel
Mr. Bryce D. Linsenmayer, Haynes and Boone, LLP
Mr. Ty W. Moore, KPMG LLP